SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November, 2024
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Organizational Instrument
Type:			Phase:
Statutory			In Force
Title:			Number and Version:
Bylaws			IE0001 – V.77
Issuing Department:	Approved by:	Validity of the 1st version:	Validity of this version:
PS	EXTRAORDINARY SHAREHOLDERS' MEETING	11/01/1973	10/28/2024
Related Areas (Coverage):		Processes:
SABESP		---

CHAPTER I

CORPORATE NAME, HEADQUARTERS, PURPOSE, AND DURATION

ARTICLE 1 – Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Company”) is a publicly-held company governed by these Bylaws, Federal Law 6,404, of December 15, 1976, and other applicable legal provisions.

Paragraph one – Given that the Company is listed in the Novo Mercado special listing segment of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), the Company, its shareholders, including the controlling shareholder, Management, and Fiscal Council members are subject to the provisions of B3’s Novo Mercado Regulation (“Novo Mercado Regulation”).

Paragraph two – The Company’s duration is indefinite.

Paragraph three – The Company is headquartered and has its jurisdiction in the City of São Paulo, State of São Paulo.

Paragraph four – To achieve its corporate purpose, the Company may open, install, maintain, transfer, or close branches, facilities, agencies, subsidiaries, offices, representative offices or appoint representatives anywhere in the Brazilian or foreign territory, under legal and regulatory provisions.

ARTICLE 2 – The Company’s corporate purpose is to provide basic sanitation services to achieve the universalization of water supply and sewage services in its area of operation in the São Paulo State, including the following activities in Brazil and abroad:

I.    water supply and sewage services;

II.   urban rainwater drainage and management;

III. urban cleaning and solid waste management;

IV.  planning, operation, and maintenance of production systems;

V.    storage, conservation, and commercialization of energy for itself or third parties; and

VI.  commercialization of services, products, benefits, and rights that directly or indirectly arise from its assets, enterprises, and activities, as well as other activities related to any of the previously mentioned activities.

Sole paragraph – The Company may establish wholly-owned subsidiaries, participate, as a partner or shareholder, of any other company or enterprise, participate in investment funds, and associate in any form with other public or private legal entities, including through the formation of consortium or subscribing to a minority or majority share of the capital stock.

CHAPTER II

CAPITAL STOCK AND SHARES

ARTICLE 3 – The Company’s capital stock is R$ 15,000,000,000.00 (fifteen billion reais), fully subscribed and paid in, divided into 683,509,869 (six hundred and eighty-three million, five hundred and nine thousand, eight hundred and sixty-nine) single-class common shares, all registered, book-entry, and with no par value.

Paragraph one – The issue of beneficiary parties and preferred shares is prohibited, except for 1 (one) special class preferred share addressed to in Article 5 below.

Paragraph two – The Company may directly charge shareholders for the cost of the share transfer service, within the maximum limits established by current regulations, and may authorize the same charge by the depositary institution responsible for maintaining the book-entry share register.

Paragraph three – The Company is authorized to increase its capital stock up to the limit of 1,187,144,787 (one billion, one hundred and eighty-seven million, one hundred and forty-four thousand, seven hundred and eighty-seven) registered, book-entry common shares, with no par value, by resolution of the Board of Directors, regardless of statutory reform.

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Organizational Instrument
Type:			Phase:
Statutory			In Force
Title:			Number and Version:
Bylaws			IE0001 – V.77
Issuing Department:	Approved by:	Validity of the 1st version:	Validity of this version:
PS	EXTRAORDINARY SHAREHOLDERS' MEETING	11/01/1973	10/28/2024
Related Areas (Coverage):		Processes:
SABESP		---

Paragraph four – In the case mentioned in Paragraph three above, it will be the Board of Directors' responsibility to establish the issue price and the number of common shares to be issued, as well as the subscription, placement, and payment conditions.

Paragraph five – Within the authorized capital limit, the Board of Directors may also (i) resolve on the issue of subscription warrants; (ii) according to a remuneration plan approved by the General Meeting, grant stock options to administrators, employees, and service providers, without shareholders having preemptive rights in the granting of options or subscription of the respective shares; (iii) approve capital increases by capitalizing profits or reserves, with or without bonuses in shares; and (iv) resolve on the issue of debentures convertible into shares;

ARTICLE 4 – Each common share will correspond to one vote in General Meeting resolutions, subject to the voting rights limit provided in Article 6.

ARTICLE 5 – The special class preferred share exclusively held by the São Paulo State, with no voting rights, will have veto rights on the social resolutions related to the following matters, under State Law 17,853, of December 08, 2023: (i) change of the Company's name and headquarters; (ii) change of the corporate purpose that implies the suppression of the primary activity of providing water supply and sewage services; and (iii) limits on the exercise of voting rights attributed to shareholders or Group of Shareholders, as defined in Article 6 below.

Sole paragraph – The special class preferred share will be automatically extinguished if the São Paulo State ceases to hold common shares representing at least 10% (ten percent) of the Company's capital stock.

ARTICLE 6 – No shareholder or Group of Shareholders (as defined in Paragraph three below), whether Brazilian or foreign, public or private, is allowed to exercise voting rights for more than 30% (thirty percent) of the total number of shares into which the Company's total voting capital is divided, regardless of the shareholder or Group of Shareholders participation in the capital stock.

Paragraph one – The Chair of the General Meeting must ensure compliance with the rules provided in this Article 6 and inform the number of votes that each attending shareholder or Group of Shareholders may exercise.

Paragraph two – Votes exceeding the limits outlined in this Article 6 will not be counted.

Paragraph three – For the purposes of these Bylaws, “Group of Shareholders " means the group of two or more persons or any other forms of organization (a) that are bound by vote agreements of any nature, including shareholders' agreements, either directly or through controlled, controlling, or under common control persons (or any other forms of organization); or (b) that have control relationships between them; or (c) that are under common control; or (d) in which one person directly or indirectly holds an equity stake equal to or greater than 15% of the capital stock of the other person; or (e) between two persons, a third common investor who directly or indirectly holds an equity stake equal to or greater than 15% of the capital stock of each of the two persons; or (f) that are managed or are under the management of the same person or related parties; or (g) that share the majority of their administrators; or (h) whose employees are beneficiaries of the same post-employment benefit plan; or (i) in which one is a post-employment benefit plan and the other is the person whose employees contribute to that post-employment benefit plan.

Paragraph four – In the case of investment funds with a common administrator or manager, only those whose investment and voting exercise policies in shareholders' meetings, under the respective regulations, are under the responsibility of the administrator or manager, as applicable, on a discretionary basis will be considered a Group of Shareholders.

Paragraph five – Shareholders must keep the Company informed about their belonging to a Group of Shareholders under these Bylaws, if such Group of Shareholders holds, in total, shares representing 30% (thirty percent) or more of the total voting capital.

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Organizational Instrument
Type:			Phase:
Statutory			In Force
Title:			Number and Version:
Bylaws			IE0001 – V.77
Issuing Department:	Approved by:	Validity of the 1st version:	Validity of this version:
PS	EXTRAORDINARY SHAREHOLDERS' MEETING	11/01/1973	10/28/2024
Related Areas (Coverage):		Processes:
SABESP		---

ARTICLE 7 – At the discretion of the Board of Directors or the General Meeting, the period for exercising shareholders' preemptive rights may be excluded or reduced in any issue of shares, debentures convertible into shares, and subscription warrants, whose placement is made through sale on the stock exchange, public subscription, or exchange for shares in a public acquisition offer of control, as provided by law and these Bylaws.

ARTICLE 8 – The shareholder's delay in paying the subscribed capital will result in the collection of interest at 1% (one percent) per month, pro rata temporis, monetary adjustment based on the variation of the General Market Price Index (IGP-M), disclosed by Fundação Getúlio Vargas (FGV), or another index reflecting the real loss of purchasing power of the currency in the period, to be indicated by the Company's Board of Directors, at the shortest legally applicable frequency, and a fine of 10% (ten percent) on the value of the obligation, without prejudice to other legal sanctions applicable.

CHAPTER III

GENERAL MEETING

ARTICLE 9 – The General Meeting shall be convened, installed, and make resolutions under the law on all matters within its competence and any others submitted to it for resolution by the Board of Directors.

Paragraph one – The General Meeting may be convened by the Chair of the Board of Directors or under the terms of the Law.

Paragraph two – The General Meeting shall preferably be presided over by the Chair of the Board of Directors or, in his/her absence, by any other Board member present. The Chair of the Board of Directors may appoint another Board member to replace him/her in presiding over the General Meeting.

Paragraph three – The Chair of the General Meeting shall choose one or more secretaries from among those present, with the option of using the Company’s own advisors.

Paragraph four – The General Meeting minutes shall be drawn up in summary form, as provided for in paragraph 1 of Article 130 of Federal Law 6,404/1976.

Paragraph five – All documents to be analyzed or discussed at the General Meeting must be made available to shareholders at the Company's headquarters, the Brazilian Securities and Exchange Commission (“CVM”), and B3, at least 1 (one) month in advance.

Paragraph six – Proof of shareholder status and compliance with Paragraphs three and four of Article 6 above may be provided at any time until the opening of the General Meeting by presenting the appropriate documents, including an identity document, a certificate issued by the financial institution holding the book-entry shares informing the respective number, and in the case of a proxy appointment, the relevant power of attorney with notarized signature issued less than one year.

CHAPTER IV

COMPANY’S MANAGEMENT

ARTICLE 10 – The Company shall be managed by the Board of Directors and Executive Board.

CHAPTER V

BOARD OF DIRECTORS

ARTICLE 11 – The Board of Directors is a decision-making body responsible for the Company's superior guidance.

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Organizational Instrument
Type:			Phase:
Statutory			In Force
Title:			Number and Version:
Bylaws			IE0001 – V.77
Issuing Department:	Approved by:	Validity of the 1st version:	Validity of this version:
PS	EXTRAORDINARY SHAREHOLDERS' MEETING	11/01/1973	10/28/2024
Related Areas (Coverage):		Processes:
SABESP		---

Composition, Investiture, and Term of Office

ARTICLE 12 – The Board of Directors shall be composed of 9 (nine) sitting members, elected and removable from office by the General Meeting, all with a unified term of office of 2 (two) years from the date of election, with reelection allowed.

Paragraph one – Whether by the election mechanism under Paragraph two of Article 13 or by voting according to Article 141 of Federal Law 6,404/1976, the appointment and election of members to the Company’s Board of Directors by the São Paulo State, when acting individually, are limited to a maximum of 3 (three) members, disregarding the appointments of independent members.

Paragraph two – The Board of Directors shall have a Chair, elected by a majority vote of its members at the first Board of Directors’ meeting held immediately after the investiture of such members, or whenever there is a vacancy or resignation of the Chair of the Board of Directors.

Independent Members

ARTICLE 13 – At least 3 (three) members of the Board of Directors must be independent, as defined in the Novo Mercado Regulation, and the identification of those appointed to the Board of Directors as independent members shall be decided at the General Meeting that elects them.

Paragraph one – An independent member is also considered a member elected by minority shareholders, through a separate vote, under paragraphs 4 and 5 of Article 141 of Federal Law 6,404/1976 as long as there is a controlling shareholder.

Paragraph two – Except as provided in Article 141 of Federal Law 6,404/1976, the election of members of the Board of Directors shall be based on the slate system, with the applicable rules of eligibility provided by current legislation and regulation, these Bylaws, and the Company's nomination policy being observed in any situation.

Paragraph three – Only slates appointed (i) by the Board of Directors; or (ii) by any shareholder or group of shareholders, as provided for in Paragraph five below, may run for election.

Paragraph four – On the date of convening the General Meeting intended to elect the Board of Directors members, the Board of Directors must make available to the shareholders the information relating to each member of the slate it has appointed, as required by current legislation and regulation, as well as by the Company's nomination policy, including regarding the identification of candidates as independent under the Novo Mercado Regulation.

Paragraph five – Shareholders or groups of shareholders wishing to propose another slate to compete for positions on the Board of Directors must submit to the Board of Directors the information, documents, and declarations referred to in Paragraph four above, and the Company, after due verification, shall disclose this information according to the terms and deadlines of current regulations.

Paragraph six – The same person may be part of two or more slates, including the one appointed by the Board of Directors.

Paragraph seven – Each shareholder may only vote for one slate, and the candidates from the slate that receive the highest number of votes at the General Meeting shall be declared elected.

Paragraph eight – In the event of adopting the multiple-vote process, slate elections shall cease, and the candidates for the Board of Directors will be those in the slates, as well as those appointed by shareholders for the multiple-vote process, provided that the information and declarations regarding such candidates are presented to the General Meeting.

Paragraph nine – If, after the election of a Board of Directors member, any event occurs that constitutes a case of impediment or incompatibility for the exercise of the Board member’s position, as provided for in Federal Law 6,404/1976, these Bylaws, and current regulations, the member subject to the impediment or incompatibility must immediately submit their resignation to the Chair of the Board of Directors.

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Organizational Instrument
Type:			Phase:
Statutory			In Force
Title:			Number and Version:
Bylaws			IE0001 – V.77
Issuing Department:	Approved by:	Validity of the 1st version:	Validity of this version:
PS	EXTRAORDINARY SHAREHOLDERS' MEETING	11/01/1973	10/28/2024
Related Areas (Coverage):		Processes:
SABESP		---

Vacancy and Replacements

ARTICLE 14 – In the event of a vacancy in the position of a Board member before the end of the term of office, the Board of Directors may resolve on the choice of a replacement to complete the term of office of the replaced member, subject to subsequent ratification by the next General Meeting.

Functioning

ARTICLE 15 – The Board of Directors shall meet ordinarily once a month and extraordinarily whenever convened by its Chair or at least 3 (three) of its members.

Paragraph one – Board of Directors meetings shall be convened in writing, by letter, email, or any other means that allows for proof of receipt of the call notice by the recipient, and must include, in addition to the location, the date and time of the meeting, and the meeting agenda.

Paragraph two – The Chair of the Board of Directors shall ensure that the Board members individually receive, before the meeting date, documentation containing the necessary information to discuss and resolve on the matters to be addressed.

Paragraph three – Regardless of the call notice formalities, the meeting will be considered regular if all Board members are present.

Paragraph four – The Board of Directors meetings shall be installed with the presence of the majority of its active members and may be held in person, remotely, or in a mixed format.

Paragraph five – Participation of Board members in the meeting by telephone, videoconference, or other communication means that ensure effective participation and authenticity of their vote is allowed. In such circumstances, the Board member shall be considered present at the meeting, and their vote shall be valid for all legal purposes and incorporated into the meeting minutes. Votes by letter, telegram, or email are also accepted when received by the Chair of the Board of Directors or their substitute by the end of the meeting.

Paragraph six – Any Board member shall have the right to be represented by another Board member through a written document, including email, for purposes of quorum or voting, with the option to indicate or not the direction of their vote. This representation shall end simultaneously with the closure of the Board of Directors meeting.

Paragraph seven – Board of Directors resolutions shall be made by the majority vote of those present.

Paragraph eight – No member of the Board of Directors shall have access to information, participate in resolutions and discussions of the Board of Directors or any administrative bodies, exercise voting rights, or intervene in any matters in which they have a direct or indirect conflict of interest with the Company, as provided by law.

Paragraph nine – The Board of Directors meetings shall be drafted by a person designated by the Chair of the Board, and all decisions shall be recorded in the drawn-up minutes and registered in the appropriate book.

Paragraph ten – The minutes of the Board of Directors meetings shall be clearly drawn up and record the decisions made, the members present, dissenting votes, and abstentions. Whenever the minutes contain decisions intended to produce effects on third parties, an excerpt of the minutes shall be filed with the commercial registry and published.

Duties

ARTICLE 16 – In addition to the duties provided by law, the Board of Directors shall also:

I.    annually approve the strategic plan, containing the updated long-term strategy with risk and opportunity analysis for at least the next 5 (five) years, action guidelines, result goals, and performance evaluation indices;

II.    annually approve the business plan and capital budget for the following fiscal year;

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Organizational Instrument
Type:			Phase:
Statutory			In Force
Title:			Number and Version:
Bylaws			IE0001 – V.77
Issuing Department:	Approved by:	Validity of the 1st version:	Validity of this version:
PS	EXTRAORDINARY SHAREHOLDERS' MEETING	11/01/1973	10/28/2024
Related Areas (Coverage):		Processes:
SABESP		---

III.   express an opinion on the Management report, the Executive Board's accounts, and the financial statements for each fiscal year;

IV.    evaluate and approve the Company's internal institutional policies, including those addressing (a) disclosure of material acts and facts; (b) securities trading; (c) appointment of members to the Board of Directors, its statutory or non-statutory advisory committees, the Executive Board, and the Fiscal Council; (d) related-party transactions; (e) compensation; (f) risk management (financial and corporate); (g) allocation of results and distribution of dividends; (h) donations and voluntary contributions; (i) sustainability and climate change; (j) Management’s approval thresholds; (k) indemnity; and (l) code of conduct and integrity;

V.       establish mechanisms for the periodic performance evaluation of managers to enhance and ensure the effectiveness of the Company's governance, and may hire external specialists for the evaluation process;

VI.     select and dismiss the independent auditors indicated by the Audit Committee;

VII.    monitor the execution of the Company's relevant plans, programs, projects, and budgets;

VIII.    supervise the achievement of specific goals and results to be attained, assumed by the Executive Board members upon their investiture;

IX.        resolve on the issue of shares, subscription warrants, and debentures convertible into shares by the Company, within the limit of authorized capital, establishing the quantity and other conditions, including subscription, placement, and payment conditions, as well as the respective subscription prices and, as applicable, premiums or discounts;

X.        resolve on the issue of debentures not convertible into shares, promissory notes, commercial notes, and other similar credit securities by the Company, establishing the quantity and other conditions, including subscription, placement, and payment conditions, as well as the respective subscription prices and, as applicable, premiums or discounts;

XI.     resolve on the declaration of interest on equity and/or distribution of dividends due to the current fiscal year's results or profit reserves, under the policy related to the matter;

XII.     propose to the General Meeting the payment of interest on equity or distribution of dividends due to the annual fiscal year's results, under the policy related to the matter;

XIII.  present a proposal for approval at the General Meeting of a stock option or stock grant plan, being responsible for managing such plans, including the preparation of programs, the granting of options, and stock grants under such plans;

XIV.  approve the execution of operations and transactions of any nature with related parties within its approval authority, under the Company's related-party transactions policy;

XV.    resolve on the liquidation, dissolution, appointment of liquidators, bankruptcy, or voluntary court or out-of-court recovery acts of the Company or its direct and indirect subsidiaries and affiliates, as well as related financial reorganizations;

XVI.    previously authorize the execution of any legal transactions, observing the limits established in the approval levels policy, including the acquisition, disposal, or encumbrance of assets, the obtaining of loans and financing, the assumption of obligations in general, and associations with other legal entities;

XVII.      authorize the establishment of wholly-owned subsidiaries or non-profit entities or, observing the approval levels policy, authorize costly transactions involving investments in other companies or investment funds, except for the General Meeting's competence provided in Article 256 of Federal Law 6,404/1976;

XVIII.    approve the contracting of civil liability insurance in favor of the members of statutory bodies, employees, agents, and representatives of the Company;

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Organizational Instrument
Type:			Phase:
Statutory			In Force
Title:			Number and Version:
Bylaws			IE0001 – V.77
Issuing Department:	Approved by:	Validity of the 1st version:	Validity of this version:
PS	EXTRAORDINARY SHAREHOLDERS' MEETING	11/01/1973	10/28/2024
Related Areas (Coverage):		Processes:
SABESP		---

XIX.  elect and remove from office Executive Board members, as well as members of the Audit Committee, the Eligibility and Compensation Committee, the Related-Party Transactions Committee, and the Sustainability and Corporate Responsibility Committee;

XX.    establish non-statutory technical and/or advisory committees to assist the Board of Directors, elect and remove from office their members, and monitor the fulfillment of their duties;

XXI.       approve its internal regulations and the charters of the Executive Board, the Audit Committee, the Eligibility and Compensation Committee, the Related-Party Transactions Committee, the Sustainability and Corporate Responsibility Committee, and any other statutory or non-statutory advisory committee that may be created, under Article 160 of Federal Law 6,404/1976, as applicable, as well as any amendments to such regulations;

XXII.      authorize the Company to acquire its shares, as well as its debentures, except in cases under the exclusive competence of the General Meeting, under current legislation;

XXIII.       provide prior opinion on any proposal from the Executive Board or matter to be submitted to the General Meeting;

XXIV.    assume the examination of any matter within the competence of the Executive Board and issue binding guidance on it;

XXV.     discuss, approve, and monitor decisions involving corporate governance policy, stakeholder relations, people management policy, integrity program, Code of Conduct and Integrity;

XXVI.       supervise the establishment of a previous consultation mechanism to resolve doubts about the application of the Code of Conduct and Integrity, which should be available on the website, providing for the expected standards of ethical behavior from administrators, Fiscal Council members, members of statutory committees, employees, agents, and contracted third parties;

XXVII.    implement and oversee the risk management and internal control systems established for the prevention and mitigation of the main risks to which the Company is exposed, including risks related to the integrity of accounting and financial information, as well as those related to corruption and fraud;

XXVIII.    prepare and disclose a reasoned opinion, favorable or unfavorable, on any public tender offer aimed at the Company's shares, within 15 (fifteen) days of the publication of the public tender offer notice, in which it will express its opinion, at least, under Article 56 (a) on the convenience and opportunity of the public tender offer in the interest of the Company and its shareholders, including the price and potential impacts on the liquidity of the shares; (b) on the strategic plans disclosed by the offeror regarding the Company; (c) on alternatives to accepting the public tender offer available in the market. The opinion must include a reasoned favorable or unfavorable opinion on accepting the public tender offer and contain a warning that the final decision on acceptance is the responsibility of each shareholder;

XXIX.       promote the annual disclosure of the integrated or sustainability report;

XXX.         disclose and encourage the use of the institutional whistleblowing channel;

XXXI.       elect, from among the Board of Directors members, its Chair; and

XXXII.      approve the duties of the Company's internal audit department.

ARTICLE 17 – The composition, operation, and competence of statutory or non-statutory advisory committees, under these Bylaws and applicable regulations, shall be defined in the respective charters approved by the Board of Directors.

Paragraph one – The nomination of members to statutory and non-statutory advisory committees shall be the responsibility of the Chair of the Board of Directors, subject to the approval of the Board of Directors.

Paragraph two – The term of office of members of statutory or non-statutory advisory committees shall coincide with the term of office of the Board of Directors members and, except in the event of resignation or removal from office, shall be automatically extended until the election of their respective substitutes.

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Organizational Instrument
Type:			Phase:
Statutory			In Force
Title:			Number and Version:
Bylaws			IE0001 – V.77
Issuing Department:	Approved by:	Validity of the 1st version:	Validity of this version:
PS	EXTRAORDINARY SHAREHOLDERS' MEETING	11/01/1973	10/28/2024
Related Areas (Coverage):		Processes:
SABESP		---

Paragraph three – Statutory or non-statutory committees may seek the collaboration of other professionals and administrative support structures. The compensation of such professionals, including committee members and administrative support expenses, shall be borne by the Company. When deemed necessary, such committees may decide to hire external professionals, whose fees will be paid by the Company.

CHAPTER VI

EXECUTIVE BOARD

Composition and Term of Office

ARTICLE 18 – The Executive Board shall be composed of up to 7 (seven) members, including a Chief Executive Officer and a Chief Financial Officer and Investor Relations Officer, with the others having no specific designation, all with a unified term of office of 2 (two) years, with re-election permitted.

Paragraph one – Through the Charter of the Executive Board, the Board of Directors shall define the attributions and functions of each Executive Officer, as applicable.

Paragraph two – The Executive Board shall be composed exclusively of professionals with qualifications compatible with their duties, proven experience, and capacity to act in their respective areas.

Vacancy and Replacements

ARTICLE 19 – In any Executive Officer's absences or temporary impediments, the Chief Executive Officer shall appoint another Executive Board member to assume the functions.

Sole paragraph – In the absence and temporary impediment of the Chief Executive Officer, he/she shall be replaced by an Executive Officer designated by him/her, and if there is no designation, by the Chief Financial Officer and Investor Relations Officer.

ARTICLE 20 – In the event of a vacancy and until the Board of Directors elects a successor, the Chief Executive Officer shall be replaced by the Chief Financial Officer and Investor Relations Officer.

Functioning

ARTICLE 21 – The Executive Board is an executive body, capable of making collective decisions whenever necessary, meeting upon the call of the Chief Executive Officer or any two Executive Officers jointly.

Paragraph one – Executive Board meetings shall be installed with the presence of at least half of the active Executive Officers, with matters approved by the majority of those present. In the event of a tie, the proposal with the vote of the Chief Executive Officer shall prevail.

Paragraph two – The Executive Board resolutions shall be recorded in minutes in a proper book and signed by all attending Executive Officers.

Paragraph three – The participation of Executive Officers by telephone, videoconference, or other means of communication that may ensure their effective participation and the authenticity of their vote is permitted; the Executive Officer who participates virtually in the meeting shall be considered present and his/her vote shall be considered valid for all legal effects, without prejudice to the subsequent drawing up and signing of the respective minutes.

Duties

ARTICLE 22 – In addition to the duties defined by law, the Executive Board, acting collectively, shall:

I.    Authorize the opening, closing, or change of address of branches, agencies, warehouses, offices, or any other establishments of the Company, in Brazil or abroad;

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Organizational Instrument
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Statutory			In Force
Title:			Number and Version:
Bylaws			IE0001 – V.77
Issuing Department:	Approved by:	Validity of the 1st version:	Validity of this version:
PS	EXTRAORDINARY SHAREHOLDERS' MEETING	11/01/1973	10/28/2024
Related Areas (Coverage):		Processes:
SABESP		---

II.  Prepare and submit for approval by the Board of Directors:

a)    annually, the proposal for the strategic plan, containing the updated long-term strategy with risk and opportunity analysis for at least the next 5 (five) years, action guidelines, result goals, and performance evaluation indices;

b)    annually, the proposal for the business plan and capital budget for the following fiscal year;

c)    the evaluation of the performance results of the Company's activities;

d)    the Company's quarterly reports accompanied by trial balances and other financial statements;

e)   annually, the draft of the Management report, accompanied by the balance sheet and other financial statements and respective explanatory notes, with the independent auditors' opinion and the proposal for the allocation of the fiscal year's results;

f)     quarterly, the interim balance sheets;

g)    the Executive Board’s Charter, as well as any amendments;

h)   the proposal to increase the capital stock and amendment to these Bylaws, with the opinion of the Fiscal Council, if applicable;

III.  Approve:

a)     the criteria for the technical-economic evaluation of investment projects, with the respective delegation plans for their execution and implementation;

b)    the chart of accounts; and

c)    the Company's annual insurance plan;

IV.    authorize, observing the limits and guidelines established by law, these Bylaws, the Board of Directors, and its own policy:

a)    acts of waiver or court or out-of-court settlement to resolve disputes or pending issues, and may establish value limits for delegating the practice of these acts by the Chief Executive Officer or any other Executive Officer; and

b)    the execution of any legal transactions, observing the limits established in the approval levels policy, without prejudice to the competence attributed by the Bylaws to the Board of Directors, including the acquisition, disposal, or encumbrance of assets, obtaining loans and financing, assuming obligations in general, and associations with other legal entities;

V.	promote the organizational and functional structuring of the Company.

ARTICLE 23 – The Executive Board’s Charter may detail the individual attributions of each Executive Officer, and subject the practice of certain acts included in the areas of specific competence to previous authorization by the Executive Board.

Paragraph one — The Chief Executive Officer is responsible for:

I.    representing the Company, actively and passively, in court or out of court, and may appoint for this purpose an attorney-in-fact with special powers, including powers to receive initial summons and notices, subject to these Bylaws;

II.    institutionally representing the Company in its relations with governmental authorities, private entities, and third parties in general;

III.    calling and presiding over the Executive Board meetings;

IV.    coordinating the Executive Board’s activities;

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Bylaws			IE0001 – V.77
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V.      coordinating and overseeing the ordinary management of the Company, including the implementation of the guidelines and compliance with resolutions taken by the General Meeting, Board of Directors, and Executive Board in a collegiate manner;

VI.     coordinating the activities of the other Executive Officers;

VII.  issuing normative instructions that regulate the activities among the several areas of the Company, where applicable;

VIII.       coordinating, evaluating, and controlling the functions related to:

a)        CEO’s Office

b)        strategic planning and strategy;

c)        corporate governance and socio-environmental performance;

d)        internal audit;

e)        communication;

f)         ombudsman; and

g)        institutional relations.

Paragraph two - The Chief Financial Officer and Investor Relations Officer is responsible for:

I.     coordinating the preparation of the Company's financial statements;

II.   directing and leading the administration and management of the Company's financial activities;

III.  guiding and analyzing investments, defining risk exposure limits, proposing and contracting loans and financing, managing treasury operations, and overseeing the Company’s financial planning and control;

IV.  performing other functions established in the Executive Board's Charter;

V.       being responsible for providing information to the investing public, the CVM, stock exchanges or over-the-counter markets, both in Brazil and abroad, as well as corresponding regulatory and supervisory entities, keeping the Company's records updated with these institutions;

VI.       representing the Company before the CVM, stock exchanges, and other entities in the capital markets, and providing relevant information to investors and the market in general; and

VII.       performing other functions established by law, current regulations, and the Executive Board's Charter.

Company’s Representation

ARTICLE 24 – The Company undertakes before third parties:

I.    for the signature of 2 (two) Executive Officers, 1 (one) necessarily the Chief Executive Officer or the Chief Financial Officer and Investor Relations Officer;

II.   for the signature of 1 (one) Executive Officer and 1 (one) attorney-in-fact, according to the powers granted in the respective power of attorney;

III. for the signatures of 2 (two) attorneys-in-fact, according to the powers granted in the respective power of attorney; and

IV.  for the signature of 1 (one) attorney-in-fact, according to the powers granted in the respective power of attorney, in this case exclusively for specific acts.

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Organizational Instrument
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Statutory			In Force
Title:			Number and Version:
Bylaws			IE0001 – V.77
Issuing Department:	Approved by:	Validity of the 1st version:	Validity of this version:
PS	EXTRAORDINARY SHAREHOLDERS' MEETING	11/01/1973	10/28/2024
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SABESP		---

Paragraph one - Notwithstanding the provisions of the main section of this Article, the Company may be represented individually by any 1 (one) Executive Officer or 1 (one) attorney-in-fact with specific powers for any of the following acts: (a) representation of the Company at shareholders' meetings and meetings of members of companies in which it participates; (b) representation of the Company in court, except for acts involving the waiver of rights; or (c) routine administrative acts, including those carried out outside the headquarters, before regulatory bodies, public offices, mixed-capital companies, commercial boards, Labor Courts, National Institute of Social Security ("Instituto Nacional da Seguridade Social" - INSS), Severance Indemnity Fund (Fundo de Garantia do Tempo e Serviço – FGTS), and their collecting banks, and others of the same nature. Routine administrative acts are those that do not involve the assumption and/or release of obligations by the Company to third parties, including but not limited to the signing of mail, declarations, notifications, letters, official documents, and requests, among other non-binding documents.

Paragraph two - Powers of attorney may be granted by public or private instrument, including electronically, with a fixed term of validity and granted by 2 (two) Executive Officers, 1 (one) of whom must be the Chief Executive Officer or the Chief Financial Officer and Investor Relations Officer, and will specify the powers granted. Only judicial powers of attorney may be granted by any 2 (two) Executive Officers and have an indefinite validity.

CHAPTER VII

FISCAL COUNCIL

ARTICLE 25 - The Company shall have a permanent Fiscal Council, with the competencies and duties provided by law.

ARTICLE 26 - The Fiscal Council shall be composed of at least 3 (three) and at most 5 (five) sitting members, with an equal number of alternates, elected annually by the Annual Shareholder’s Meeting, with a term of office until the next Annual Shareholder’s Meeting, with reelection permitted.

Paragraph one - In the event of a vacancy or impediment of a sitting member, the alternate shall take over.

Paragraph two - The Fiscal Council shall meet ordinarily once a month and extraordinarily whenever called by any of its members or by the Executive Board, with minutes recorded in its own book.

CHAPTER VIII

AUDIT COMMITTEE

Article 27 - The Company shall have a Statutory Audit Committee, an advisory body linked to the Board of Directors, composed of at least 3 (three) and at most 5 (five) members, who cumulatively meet the requirements of technical knowledge and availability of time.

Paragraph one - The participation of the Company's Executive Officers, Executive Officers of its subsidiaries, its controlling shareholder, affiliated companies, or companies under common control in the Audit Committee is prohibited.

Paragraph two - Of the Audit Committee members (i) at least 1 (one) shall be an independent Board of Directors member; (ii) at least 1 (one) shall not be a Board of Directors member and shall be chosen among professionals with renowned reputation in the market and have significant experience in matters within their competence; (iii) at least 1 (one) shall have recognized experience in corporate accounting matters, under applicable regulation, and (iv) the majority of the members shall be independent, according to the independence requirements provided for in CVM Resolution 23/2021.

Paragraph three - The same Audit Committee member can accumulate the characteristics provided for in items (i) and (iii) or (ii) and (iii) of paragraph two above.

Paragraph four - The Audit Committee shall have a coordinator, whose activities shall be defined in the Audit Committee's Internal Regulations.

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Organizational Instrument
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Title:			Number and Version:
Bylaws			IE0001 – V.77
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Paragraph five - The Audit Committee who are also members of the Board of Directors shall serve as Committee members for the duration of their respective terms of office on the Board of Directors.

Paragraph six - The Audit Committee members may be reappointed for up to 2 (two) terms of office and may only hold a seat on the Audit Committee again after a minimum of 3 (three) years from the end of their last term of office.

ARTICLE 28 - The Audit Committee reports to the Board of Directors and is responsible for the matters provided in this Bylaws, the regulations issued by the CVM, the Novo Mercado Regulations, and the Audit Committee's Internal Regulations, among which:

I.    to provide an opinion on the hiring and dismissal of the independent auditor for conducting independent external audits or for any other services;

II.  to supervise the activities of (a) the independent auditors to evaluate their independence, the quality of the services provided, and the adequacy of the services provided to the Company's needs; (b) the internal controls area; (c) the internal audit area; and (d) the area responsible for preparing the Company's financial statements;

III. to evaluate and monitor the quality and integrity of (a) internal control mechanisms; (b) the Company's quarterly information, interim financial statements, and financial statements; and (c) the information and measurements disclosed based on adjusted accounting data and non-accounting data that add elements not provided for in the usual financial statements;

IV. to evaluate and monitor, together with Management and the internal audit area, the adequacy of related-party transactions carried out by the Company and their respective disclosures;

V.   to evaluate and monitor the Company's risk exposures, and may request detailed information on policies and procedures related to (a) management compensation; (b) the use of the Company's assets; and (c) expenses incurred on behalf of the Company;

VI. to prepare a summary annual report to be presented with the financial statements, describing (a) meetings held and main matters discussed; (b) its activities, results, conclusions reached, and recommendations made; and (c) any situations where there is a significant divergence between the Company's Management, independent auditors, and the Audit Committee concerning the Company's financial statements;

VII.        to have means for receiving and handling information about non-compliance with applicable legal and regulatory provisions, as well as internal regulations and codes, including specific procedures for protecting the provider and the confidentiality of the information;

VIII.       to endorse the choice of the head of the internal audit appointed by the Executive Board, propose their approval and dismissal to the Board of Directors, and supervise the execution of their respective work;

IX. to propose the Company's Code of Conduct and Integrity, as well as any changes, for approval by the Board of Directors and periodically evaluate the adherence to its business practices, including the commitment of managers to the dissemination of the culture of integrity and the appreciation of ethical behavior;

X.   to monitor the procedures for investigating violations of the Code of Conduct and Integrity, as well as the events recorded in the Whistleblower Channel;

XI. to receive and process complaints and claims from third parties on matters related to accounting, internal accounting controls, and auditing;

XII.        to provide previous opinions on the hiring of other services from the independent auditing firm, or companies associated with it, that are not included in typical auditing activities;

XIII.       to give opinions, at any time, on the performance of the accounting and internal audit areas, proposing to the Executive Board the measures it deems appropriate;

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Title:			Number and Version:
Bylaws			IE0001 – V.77
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PS	EXTRAORDINARY SHAREHOLDERS' MEETING	11/01/1973	10/28/2024
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XIV.       to communicate directly with internal audit and independent auditors, monitoring their respective work, together with the Chief Financial Officer and Investor Relations Officer;

XV.        to examine the internal audit and independent auditors' reports before they are submitted to the Board of Directors;

XVI.       to ensure the adequacy of the material resources made available to internal audit;

XVII.      to permanently evaluate the accounting practices, processes, and internal controls adopted by the Company, seeking to identify critical issues, financial risks, and potential contingencies, and proposing improvements it deems necessary;

XVIII.    to evaluate, monitor, and recommend to Management the correction or improvement of the Company's internal policies, including the related-party transactions policy; and

XIX.       to request the hiring of specialized services to support the activities of the Audit Committee, whose compensation will be borne by the Company, within its approved annual budget.

Paragraph one – The Audit Committee will resolve by a majority vote of its members, without prejudice to the right of its members to individually request information and examine the company's books, documents, and papers.

Paragraph two – The Audit Committee will meet ordinarily once every two months and, extraordinarily, whenever called by the coordinator or the majority of its members, with these meeting minutes recorded in a specific book.

Paragraph three – The reports produced by the internal audit will always be submitted to the Executive Board and Audit Committee members.

ARTICLE 29 – The Audit Committee will propose its internal regulations, as well as any amendments, submitting them to the Board of Directors for approval.

Sole paragraph – The internal regulations may expand the competencies of the Audit Committee, and also address the activities of the coordinator, the conduct of regular meetings, the manner of recording its statements and resolutions, and other matters deemed pertinent for the smooth conduct of its work.

ARTICLE 30 – The Audit Committee will have operational autonomy and its own budget approved by the Board of Directors, under applicable regulations and the Novo Mercado Regulations.

CHAPTER IX

ELIGIBILITY AND COMPENSATION COMMITTEE

ARTICLE 31 – The Company shall have an Eligibility and Compensation Committee responsible for overseeing the nomination process for members of the Company's statutory and non-statutory bodies, under this Bylaw, the Company's nomination policy, and other duties determined by the Board of Directors as provided for in its Charter. It will also be responsible for proposing the compensation and benefits policy for managers and members of statutory and non-statutory advisory committees.

Sole paragraph – The Eligibility and Compensation Committee shall:

I.    check compliance with the nomination and evaluation process for managers, Fiscal Council members, and members of statutory and non-statutory committees; and

II.  address matters involving the compensation and benefits of managers and members of statutory and non-statutory bodies.

ARTICLE 32 – The Eligibility and Compensation Committee will be composed of a minimum of 3 (three) and a maximum of 5 (five) members, with academic background or relevant professional experience in matters within its competence, with at least one of them being an independent member who will act as its coordinator.

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Title:			Number and Version:
Bylaws			IE0001 – V.77
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PS	EXTRAORDINARY SHAREHOLDERS' MEETING	11/01/1973	10/28/2024
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SABESP		---

Sole paragraph – The members of the Eligibility and Compensation Committee must observe, where applicable, the conflict of interest rules applicable to Board members, under Article 156 of Federal Law 6.404/76.

CHAPTER X

SUSTAINABILITY AND CORPORATE RESPONSIBILITY COMMITTEE

ARTICLE 33 – The Company shall have a Sustainability and Corporate Responsibility Committee, an advisory body linked to the Board of Directors, responsible for integrating Environmental, Social, and Corporate Governance aspects into the business strategy, as provided in item I of Article 16 above, and for promoting the adoption of the highest socio-environmental and governance standards in its corporate policies and procedures.

Paragraph one – The Sustainability and Corporate Responsibility Committee will monitor the implementation of the sustainability and climate change policy and the sustainable management of natural resources, suitable working conditions, and positive community engagement, including monitoring the Company's goals for water efficiency, resource conservation, and social impact.

Paragraph two – The above-mentioned goals will be presented by the responsible area of the Company to the Board of Directors every quarter, after being presented to the Sustainability and Corporate Responsibility Committee.

Paragraph three – The Sustainability and Corporate Responsibility Committee will also check the performance of the Socio-Environmental Management System implemented by the responsible area in the Company, for an integrated assessment of the following socio-environmental risks and impacts, where applicable, in the Company's locations and areas of operation:

I.      Employment and Working Conditions;

II.     Resource Efficiency and Pollution Prevention;

III.   Community Health and Safety;

IV.    Land Acquisition and Involuntary Resettlement;

V.      Biodiversity Conservation and Sustainable Management of Living Natural Resources;

VI.    Indigenous Peoples; and

VII.  Cultural Heritage.

Paragraph four – The performance standards provided for in the sustainability and climate change policy will take into account the Equator Principles, the United Nations Sustainable Development Goals (SDGs), and the performance standards of Multilateral institutions, as well as other standards to applicable the Company.

Paragraph five – Among the potential material risks that may impact the Company's value and reputation, as well as the proposed preventive and mitigating measures, the Sustainability and Corporate Responsibility Committee will monitor the Company's structure and conditions for responding to emergencies and the impact of extreme weather events.

ARTICLE 34 – The Sustainability and Corporate Responsibility Committee will be composed of a minimum of 3 (three) and a maximum of 5 (five) members, with an academic background or relevant professional experience in matters within its competence, with at least one of them being a member of the Board of Directors, who will also be its coordinator.

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Title:			Number and Version:
Bylaws			IE0001 – V.77
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PS	EXTRAORDINARY SHAREHOLDERS' MEETING	11/01/1973	10/28/2024
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SABESP		---

Paragraph one – One of the members of the Sustainability and Corporate Responsibility Committee will be chosen by the employees' vote in a direct election, which may receive administrative support from the Company for its realization, if so requested.

Paragraph two – The Sustainability and Corporate Responsibility Committee members must observe, where applicable, the conflict of interest rules applicable to Board members under Article 156 of Federal Law 6,404/76.

CHAPTER XI

Related-Party Transactions Policy

ARTICLE 35 – The Company shall have a Related-Party Transactions Committee responsible for guiding the conduct of transactions with related parties and situations involving potential conflicts of interest, aiming to preserve the interests of the Company and ensure full independence and absolute transparency, which shall report to the Audit Committee as appropriate, according to item IV of Article 28.

Sole paragraph – The Related-Party Transactions Committee shall:

I.    ensure compliance with the criteria established in the institutional policy on related-party transactions approved by the Board of Directors;

II.  analyze and provide opinions on any operations that characterize a related-party transaction and the impact of their execution, including regarding (a) reputational risks; (b) execution under market conditions, on commutative bases or with adequate compensatory payment; (c) well-founded justifications for transactions not classified under commutative and market conditions and the need for compensatory payment; and

III. provide a reasoned opinion on situations involving potential conflicts of interest in related-party transactions when a member of our senior management, shareholder, or another governance agent is not independent concerning the matter under discussion and may influence or make decisions motivated by particular interests or those distinct from the Company’s interest, even if aligned with the Company's interest.

ARTICLE 36 – The Related-Party Transactions Committee shall be composed of at least 3 (three) and at most 5 (five) members, one of whom shall be an independent member, who will also act as the coordinator, and the other professionals of recognized reputation in the market, with no employment or statutory ties to the Company, and with relevant experience in matters within their competence.

Sole paragraph – The Committee members shall observe, as applicable, the conflict of interest rules applicable to Board members, under Article 156 of Federal Law 6,404/76.

CHAPTER XII

COMPLIANCE AND RISK MANAGEMENT DEPARTMENT

ARTICLE 37 – The Company shall have a Compliance and Risk Management department linked to the CEO and, administratively, to a Statutory Executive Officer appointed by the Board of Directors, capable of direct communication with the Internal Audit department, the Fiscal Council, the Audit Committee, and the Board of Directors when there is suspicion of irregularities involving Executive Board members.

ARTICLE 38 – The area is responsible for:

I.    establishing policies to encourage respect for laws, standards, and regulations, as well as preventing, detecting, and addressing risks of irregular, illegal, and unethical conduct by the Company's members, adopting efficient internal control and strategic, asset, operational, financial, socio-environmental, and reputational risk management structures and practices, among others;

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Title:			Number and Version:
Bylaws			IE0001 – V.77
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PS	EXTRAORDINARY SHAREHOLDERS' MEETING	11/01/1973	10/28/2024
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SABESP		---

II.  promoting the importance of compliance, risk management, and internal control;

III. identifying and classifying, together with the various areas of the Company, the main risks to which the Company is subject, coordinating these efforts;

IV. preparing, together with other Company departments, and monitoring action plans to mitigate identified risks;

V.   adopting, together with various Company departments, internal control procedures to prevent or detect inherent or potential risks to the timeliness, reliability, and accuracy of the Company's information;

VI. preparing the integrity program and recommending changes and improvements to it, submitting it for approval by the Executive Board, the Audit Committee, and the Board of Directors; and

VII.        preparing periodic reports on their activities, and submitting them to the Executive Board, the Fiscal Council, and the Audit Committee.

CHAPTER XIII

INTERNAL AUDIT

ARTICLE 39 – The Company shall have an internal audit linked to the Board of Directors through the Audit Committee and, administratively, to the CEO, governed by applicable legislation and regulations.

Sole paragraph – The area shall be responsible for assessing:

I.    the adequacy, quality, and effectiveness of internal controls;

II.  the quality and effectiveness of risk management and governance processes;

III. the reliability of the process of collecting, measuring, classifying, accumulating, recording, and disclosing events and transactions, aiming at the preparation of financial statements; and

IV. the proper application of the principle of segregation of duties to avoid conflicts of interest and fraud.

ARTICLE 40 – The internal audit process guidelines and their attributions shall be defined by an internal audit policy approved by the Audit Committee and the Board of Directors.

ARTICLE 41 – The Audit Committee shall endorse the choice, by the Board of Directors, of the internal audit head appointed by the CEO, propose their dismissal, and supervise the execution of the respective works.

ARTICLE 42 – The internal audit may communicate with the compliance and risk management department when there is suspicion of irregularities involving Executive Board members or when they fail to take necessary measures regarding reported situations.

CHAPTER XIV

COMMON RULES FOR STATUTORY BODIES

Investiture, Impediments, and Prohibitions

ARTICLE 43 – For the purposes of this chapter, “statutory bodies” include the Board of Directors, the Executive Board, the Fiscal Council, the Audit Committee, the Eligibility and Compensation Committee, the Sustainability and Corporate Responsibility Committee, and the Related-Party Transactions Committee.

ARTICLE 44 – The members of statutory bodies shall prove compliance with legal requirements by presenting their curriculum vitae and relevant documentation according to current regulations.

Sole paragraph: The positions of Chair of the Board of Directors and CEO or principal executive of the Company cannot be held by the same person.

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Bylaws			IE0001 – V.77
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ARTICLE 45 – The members of the Board of Directors, the Executive Board, and the Fiscal Council shall take office by signing the term of investiture recorded in the respective minutes book, as well as meeting applicable legal requirements.

Paragraph one – The term of investiture for members of the Board of Directors, Executive Board, and Fiscal Council, both sitting and alternate, must include their adherence to the arbitration clause of the Novo Mercado Regulation referred to in Article 53 below.

Paragraph two – The term of investiture must be signed within 30 (thirty) days following the election, under penalty of its ineffectiveness, except for justification accepted by the body for which the member was elected, and must contain the indication of at least one domicile for receiving summons and notices of administrative and judicial proceedings related to acts of their management, with the domicile being allowed to be changed only by written communication.

ARTICLE 46 – The investiture in the Company’s statutory bodies shall comply with the requirements and impediments imposed by law, these Bylaws, and, where applicable, the Company's nomination policy.

Paragraph one – Due to absolute incompatibility, the investiture in any statutory body is prohibited:

I.    for a representative of the regulatory body to which the Company is subject, a State Minister, a State Secretary, a Municipal Secretary, a holder of a position, without permanent ties to public service, of a special nature, or senior management and advisory in public administration, a statutory leader of a political party, and a holder of a mandate in the Legislative Branch of any federation entity, even if on leave from office;

II.  for a person who has participated, in the last 36 (thirty-six) months, in a decision-making structure of a political party or work related to the organization, structuring, and execution of an electoral campaign; and

III. for a person holding a position in a trade union organization.

Paragraph two – The legal, statutory, and integrity requirements of these Bylaws must be analyzed by the Eligibility and Compensation Committee.

ARTICLE 47 – Unless in the case of resignation or removal from office or the cases prohibited by these Bylaws, the term of office of the members of statutory bodies is considered automatically extended until the investiture of their respective successors.

CHAPTER XV

FISCAL YEAR AND FINANCIAL STATEMENTS, PROFITS, RESERVES, AND DISTRIBUTION OF RESULTS

ARTICLE 48 – The fiscal year shall coincide with the calendar year, at the end of which the Executive Board shall prepare the financial statements as provided by law.

ARTICLE 49 – Common shares shall be entitled to the mandatory minimum dividend corresponding to 25% (twenty-five percent) of the net profit for the fiscal year, after the deductions required or allowed by law regarding the surplus profit available for distribution each fiscal year, the policy for allocating results and distributing dividends, and the applicable law.

Paragraph one – Dividends may be paid by the Company in the form of interest on equity.

Paragraph two – The Company may prepare interim financial statements every quarter to distribute dividends or pay interest on equity, subject to the provisions of the related policy.

Paragraph three – Approved dividends do not accrue interest, and those not claimed within 3 (three) years from the date of the General Meeting that approved them will mature in favor of the Company.

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PS	EXTRAORDINARY SHAREHOLDERS' MEETING	11/01/1973	10/28/2024
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Paragraph four – The Board of Directors may propose to the General Meeting that the remaining balance of the profit for the fiscal year, after the deduction of the legal reserve and the mandatory minimum dividend, be allocated to the creation of an investment reserve, which shall adhere to the following principles:

I.    its balance, together with the balance of the other profit reserves, except for the reserves for contingency and unrealized profit, may not exceed the capital stock; and

II.    the purpose of the reserve is to ensure the investment plan, and its balance may be used:

a)    in the absorption of losses, whenever necessary;

b)    in the distribution of dividends, at any time;

c)    in transactions for the redemption, refund, or buyback of shares, authorized by law; and

d)    in the incorporation of the capital stock.

CHAPTER XVI

Liquidation

ARTICLE 50 – The Company shall enter into liquidation in the cases provided by law, and it shall be the responsibility of the General Meeting, if applicable, to determine the mode of liquidation and appoint the liquidator, setting their remuneration.

CHAPTER XVII

DEFENSE MECHANISM

ARTICLE 51 – The Company shall ensure to the members of the statutory bodies, through an external professional to be hired, technical defense in judicial and administrative proceedings brought during or after their respective terms of office, for acts related to the exercise of their functions.

Paragraph one – The same protection extends to employees, representatives, and agents of the Company who acted within the limits of the powers conferred upon them.

Paragraph two – By authorization of the Executive Board, provided there is no conflict of interest, preliminary assistance by an in-house Company lawyer is assured.

Paragraph three – The Company may, at its discretion, permanently retain or prequalify one or more law firms of recognized professional reputation to be able to assume, at any time, the technical defense of the agents covered by this Article 51.

Paragraph four – If, for any reason, there is no law firm retained or prequalified by the Company, the agent may hire a lawyer of their own choice, in which case the fees and other expenses incurred in the technical defense shall be reimbursed or advanced by the Company, after proving the expense or its imminence, provided that the amounts involved have been approved by the Board of Directors as reasonable.

Paragraph five – When the Company does not approve the professional indicated to assume the defense in due time, the interested party may hire them at their own expense, being entitled to reimbursement of the respective legal fees set, within the limits approved by the Board of Directors as reasonable.

Paragraph six – The Company shall ensure technical defense and timely access to all necessary documentation for this purpose, as well as cover court costs, fees of any nature, and deposits for guaranteeing the proceedings.

Paragraph seven -The agent who is convicted or held liable, by a final and unappealable decision, must reimburse the Company for the amounts actually disbursed unless it is evidenced that they acted in good faith and in the interest of the Company.

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PS	EXTRAORDINARY SHAREHOLDERS' MEETING	11/01/1973	10/28/2024
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Paragraph eight – The Company may contract insurance for the members of the statutory bodies, employees, representatives, and agents, to cover liabilities arising from the exercise of their functions.

ARTICLE 52 – The Company may also enter into indemnity agreements with members of the Board of Directors, Fiscal Council, Executive Board, statutory and non-statutory committees, managers, and all other employees and agents who legally act by delegation of the Company’s Management, to indemnify them and keep them indemnified regarding certain expenses related to arbitration, judicial, or administrative proceedings involving acts performed in the exercise of their duties or powers, from the date of their investiture or the beginning of the contractual relationship with the Company.

Paragraph one – Indemnity agreements shall not cover:

I.     acts performed outside the scope of the duties or powers of their signatories;

II.    acts involving bad faith, fraud, gross negligence, or willful misconduct;

III.  acts performed in their own interest or the interest of third parties, to the detriment of the Company's social interest;

IV.   indemnities resulting from social action as provided in Article 159 of Federal Law 6,404/1976; or

V.     other cases provided in the indemnity agreement.

Paragraph two – The indemnity agreement shall be adequately disclosed and provide at least (i) the maximum coverage amount offered; (ii) the coverage period; and (iii) the decision-making procedure regarding the payment of coverage, which shall ensure the independence of decisions and guarantee that they are made in the Company’s interest.

CHAPTER XVIII

ARBITRATION

ARTICLE 53 – The Company, its shareholders, Management, and members of the Fiscal Council, both sitting and alternate, as well as other statutory and non-statutory committees, must resolve any disputes that may arise among them through arbitration before the Market Arbitration Chamber, under its regulations. These disputes may be related to or arise from their roles as issuer, shareholders, administrators, members of the Fiscal Council, and other statutory and non-statutory committees, especially those resulting from the provisions of Federal Law 6,385/1976, Federal Law 6,404/1976, these Bylaws, the regulations issued by the National Monetary Council, the Central Bank of Brazil, and the CVM, as well as other applicable regulations related to the functioning of the capital market in general, in addition to those contained in the Novo Mercado Regulations, other B3 regulations, and the Novo Mercado Participation Agreement.

CHAPTER XIX

SALE OF SHARE CONTROL AND CANCELATION OF REGISTRATION AS A PUBLICLY-HELD COMPANY

ARTICLE 54 – The direct or indirect sale of control of the Company, whether through a single transaction or successive transactions, must be contracted under the condition that the acquirer of the control undertakes to make a public offering to acquire shares issued by the Company held by other shareholders, observing the conditions and deadlines provided in the legislation, current regulations, and the Novo Mercado Regulations, to ensure equal treatment to that given to the seller.

ARTICLE 55 – The cancelation of registration as a publicly-held company must be preceded by a public offering to acquire shares at a fair price, which must comply with the procedures and requirements established in Federal Law 6,404/1976 and the regulations issued by the CVM regarding public offerings to acquire shares for the cancellation of registration as a publicly-held company.

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Organizational Instrument
Type:			Phase:
Statutory			In Force
Title:			Number and Version:
Bylaws			IE0001 – V.77
Issuing Department:	Approved by:	Validity of the 1st version:	Validity of this version:
PS	EXTRAORDINARY SHAREHOLDERS' MEETING	11/01/1973	10/28/2024
Related Areas (Coverage):		Processes:
SABESP		---

CHAPTER XX

PUBLIC OFFERING FOR ACHIEVEMENT OF RELEVANT PARTICIPATION

ARTICLE 56 – Any shareholder or group of shareholders who acquires or becomes the holder of shares issued by the Company representing 30% (thirty percent) or more of the capital stock (“Acquirer”), must, within a maximum period of 60 (sixty) days from the date of acquisition or the event that resulted in ownership of shares in a quantity equal to or greater than 30% (thirty percent) of the Company’s total shares, make or request registration, as applicable, of a public offering to acquire all of the Company’s shares (“Initial Public Offering for Achievement of Relevant Participation”), under applicable regulations.

Paragraph one – The Initial Public Offering for Achievement of Relevant Participation must be (i) directed indiscriminately to all the Company’s shareholders; (ii) conducted through an auction to be held at B3; (iii) launched at the price determined according to the provisions of Paragraph two of this article; (iv) paid in cash, in national currency, against the acquisition of shares in the Initial Public Offering for Achievement of Relevant Participation; and (v) carried out in a manner that ensures equal treatment for the recipients, provides them with adequate information about the Company and the offeror, and equips them with the necessary elements to make a well-considered and independent decision regarding acceptance of the public offering.

Paragraph two – The acquisition price in the Initial Public Offering for Achievement of Relevant Participation for each share of the Company shall not be less than the highest value between (i) 200% (two hundred percent) of the issue price of the shares in the most recent capital increase carried out through a public offering within the 36 (thirty-six) months preceding the date when the Initial Public Offering for Achievement of Relevant Participation becomes mandatory under the terms of this Article 56, duly updated by the Extended National Consumer Price Index (IPCA) published by the Brazilian Institute of Geography and Statistics (IBGE) until the time of payment; and (ii) 200% (two hundred percent) of the weighted average unit price of the Company’s shares on the stock exchange with the highest trading volume of the Company’s shares during the 90 (ninety) trading days preceding the date of acquisition or the event that resulted in the obligation to carry out the Initial Public Offering for Achievement of Relevant Participation, considering, for this purpose, the first occurrence among, including but not limited to: (1) the execution of the acquisition contract, or (2) the formalization of the instrument that resulted in ownership (or that guaranteed (a) usufruct or trust over the Company’s shares; (b) options for purchase, subscription, or exchange, for any reason, that may result in the acquisition of the Company’s shares; or (c) any other right that ensures, permanently or temporarily, political or patrimonial rights of a shareholder over the Company’s shares (“Other Rights of Corporate Nature”) or subscription or acquisition right), or (3) the settlement of the acquisition when conducted on the stock exchange without the execution of a contractual instrument, or (4) the disclosure by the Company of a material fact or market communication regarding the acquisition or the aforementioned event.

Paragraph three – The carrying out of the Initial Public Offering for Achievement of Relevant Participation mentioned in the main section does not preclude the possibility of another Company shareholder, or, if applicable, the Company itself, making a competing public offer to acquire shares, under the terms of the applicable regulations.

Paragraph four – The requirement to carry out the Initial Public Offering for Achievement of Relevant Participation may be waived or conducted under different terms and conditions from those provided in this Article 56, upon a favorable vote of shareholders gathered in a General Meeting specially called for this purpose, observing the following rules: (i) the said General Meeting shall be convened, on a first call, with the presence of shareholders representing at least half of the capital stock with voting rights and, on a second call, with any number of shareholders; (ii) the waiver of the public offering to acquire shares shall be considered approved with the simple majority vote of the shareholders present, whether on a first or second call; and (iii) the shares held by the Acquirer shall not be counted for the purposes of the quorum required for installation and deliberation under this paragraph.

Paragraph five – The Acquirer shall be required to comply with any requests or requirements from the CVM regarding the Initial Public Offering for Achievement of Relevant Participation, within the maximum periods prescribed in the applicable regulations.

Page 20/22

Organizational Instrument
Type:			Phase:
Statutory			In Force
Title:			Number and Version:
Bylaws			IE0001 – V.77
Issuing Department:	Approved by:	Validity of the 1st version:	Validity of this version:
PS	EXTRAORDINARY SHAREHOLDERS' MEETING	11/01/1973	10/28/2024
Related Areas (Coverage):		Processes:
SABESP		---

Paragraph six – In the event the Acquirer fails to comply with the obligations imposed by this Article 56, including compliance with the maximum deadlines (i) for the execution or request of the registration of the Initial Public Offering for Achievement of Relevant Participation, or (ii) for compliance with any requests or requirements from the CVM and/or B3, the Company’s Board of Directors shall convene a General Meeting, at which the Acquirer shall not be entitled to vote, to resolve on the suspension of the rights of the Acquirer who failed to comply with any obligation imposed by this Article 56, as provided in Article 120 of Federal Law 6,404/1976.

Paragraph seven – Any Acquirer who acquires or becomes the holder of other rights, including (i) Other Rights of Corporate Nature over a quantity equal to or greater than 30% (thirty percent) of the total shares of the Company, or that may result in the acquisition of shares of the Company in a quantity equal to or greater than 30% (thirty percent) of the total shares of the Company, or (ii) derivatives giving rights to the Company’s shares representing 30% (thirty percent) or more of the Company’s shares, shall also be required, within a maximum period of 60 (sixty) days from the date of such acquisition or event, to carry out or request registration, as applicable, of an Initial Public Offering for Achievement of Relevant Participation, as described in this Article 56.

Paragraph eight – In the event of the sale of control of the Company, the carrying out of an Initial Public Offering for Achievement of Relevant Participation under the terms of this Article 56 shall be waived, except for the obligation of the Acquirer to carry out, as applicable, the public offer(s) provided in Article 254-A of Federal Law 6,404/1976, the Novo Mercado Regulations, and these Bylaws.

Paragraph nine – The provisions of this Article 56 do not apply if a person becomes the holder of shares representing 30% (thirty percent) or more of the Company’s total shares as a result of (i) the merger of another company by the Company; (ii) the merger of shares of another company by the Company; (iii) the cancellation of treasury shares; (iv) the repurchase, redemption, or capital reduction with the cancellation of shares by the Company; (v) the public or private subscription of shares of the Company in primary issue, within the limit of the preemptive or priority subscription rights, as applicable; or (vi) succession through corporate reorganization or legal disposition, including succession by inheritance. However, once a percentage equal to or greater than 30% (thirty percent) of the Company’s total shares is reached due to the aforementioned events, any subsequent voluntary increase in shareholding will trigger the obligation to carry out an Initial Public Offering for Achievement of Relevant Participation by the respective shareholder or Group of Shareholders.

Paragraph ten – If any shareholder or Group of Shareholders reaches, directly or indirectly, a shareholding representing a percentage equal to or greater than 30% (thirty percent) of the Company’s capital stock and wishes to make a new share acquisition, such shareholder or Group of Shareholders may only make new acquisitions on the stock exchange, being prohibited from conducting private transactions or over-the-counter market transactions, except regarding the Initial Public Offering for Achievement of Relevant Participation itself.

Paragraph eleven – The obligation to carry out the Initial Public Offering for Achievement of Relevant Participation under the terms of this Article does not apply to the effective, direct, or indirect participation of the State of São Paulo and its Group of Shareholders in the Company's capital stock as of the date of entry into force of this Bylaws. However, it will apply (a) to any increase in the participation of the State of São Paulo and its Group of Shareholders in the Company's capital stock after such date, except for the increases in participation under Paragraph nine above, or (b) if the participation of the São Paulo State and its Group of Shareholders falls below 30% (thirty percent) of the capital stock and subsequently reaches or exceeds 30% (thirty percent) of the total shares issued by the Company, under the terms of this Article 56.

CHAPTER XXI

DELISTING FROM NOVO MERCADO

ARTICLE 57 – The Company's delisting from Novo Mercado will be decided under the provisions of the Novo Mercado Regulations, and the public offering to acquire shares belonging to the other shareholders of the Company may be waived, observing the procedures provided in the said Regulations.

Page 21/22

Organizational Instrument
Type:			Phase:
Statutory			In Force
Title:			Number and Version:
Bylaws			IE0001 – V.77
Issuing Department:	Approved by:	Validity of the 1st version:	Validity of this version:
PS	EXTRAORDINARY SHAREHOLDERS' MEETING	11/01/1973	10/28/2024
Related Areas (Coverage):		Processes:
SABESP		---

CHAPTER XXII

GENERAL PROVISIONS

ARTICLE 58 – The Company shall remain a sponsor, under current conditions, of the pension plans administered by Fundação Sabesp de Seguridade Social (Sabesprev), in both defined benefit and defined contribution modalities, with the entry of new participants and the expansion or increase of respective benefits prohibited in both cases.

Sole paragraph – The Company may, at the discretion of the Board of Directors, sponsor new pension plans to be administered by a closed entity, under the defined contribution modality, intended for its employees. The Board of Directors, at the time of approval, shall deliberate on the conditions to be provided in the respective regulation, as well as on the percentage of the sponsor’s contribution, observing the applicable legislation.

ARTICLE 59 – The Company shall observe the shareholders' agreements filed at the headquarters, expressly prohibiting the members of the presiding Board of meeting works or Board of Directors meetings from accepting a vote declaration from any shareholder, signatory of a shareholders' agreement duly filed at the headquarters or from a Board member elected by the signatories of such agreement, that is cast in disagreement with what has been agreed upon in the said agreement. The Company is also expressly prohibited from accepting and proceeding with the transfer of shares and/or the encumbrance and/or assignment of preemptive rights to subscribe shares and/or other securities that do not respect what is stipulated and regulated in a shareholders' agreement filed at the headquarters.

Sole paragraph – The Company will not file any shareholders' agreement that conflicts with the provisions of these Bylaws.

ARTICLE 60 - Matters not covered in these Bylaws will be resolved by the General Meeting and regulated by applicable law.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: November 4, 2024

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Daniel Szlak
Name: Daniel Szlak Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.